上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

Our Ref: SIHL/ADR/06

28th February 2006

By Courier

Securities and Exchange Commission
Office of International Corporate F[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose a copy of press announcement dated 27th February 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

3/6

South China Morning Post

Publication Date : 28th February 2006

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

CLARIFICATION ANNOUNCEMENT

This announcement is made in response to certain articles appeared in various newspapers on 27th February 2006 reporting that the Company intended to dispose of its 30.78% equity interests in Bright Dairy.

Reference is made to certain articles appeared in various newspapers on 27th February 2006 reporting that Shanghai Industrial Holdings Limited (the "Company") intended to dispose of its 30.78% equity interests in Bright Dairy and Food Co., Ltd. ("Bright Dairy"). The board of directors of the Company wishes to clarify that the Company will involve and participate in the proposal for the conversion of Bright Dairy's non-publicly tradable shares into publicly tradable shares (the "A Share Reform Proposal") and presently does not have the intention to dispose of its 30.78% equity interests in Bright Dairy.

The details of the A Share Reform Proposal are yet to be finalized. The Company will make announcement in respect thereof pursuant to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as and when necessary. Shareholders of the Company or potential investors should exercise caution in dealing in the shares of the Company.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 27th February 2006

As at the date of this announcement, the Board of Directors of the Company is comprised of:

Executive Directors:

Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:

Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis